SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SCHEDULE 13G/A


(Amendment No. 14)*



NEWS CORPORATION

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)



65248E203

                                (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  Rule 13d-1(b)

  Rule 13d-1(c)

X Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of
1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








  1

Name of Reporting Persons/I.R.S. Identification
Nos. of Above Persons

            Cruden Financial Services LLC


  2

Check the Appropriate Box if a Member of a Group

(a)
(b)  X


  3

SEC Use Only



  4

Citizenship or Place of Organization

            Delaware






Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
with

  5    Sole Voting Power

                297,280,548*

  6    Shared Voting Power

                -0-

  7    Sole Dispositive Power

                297,280,548*

  8    Shared Dispositive Power

               -0-






  9

Aggregate Amount Beneficially Owned by Each
Reporting Person

            297,280,548 (all of which are owned directly by the AE Harris Trust)


10

Check Box if the Aggregate Amount in Row (9)
Excludes Certain Shares

            Not Applicable


11

Percent of Class Represented by Amount in Row 9

            28.5% - See Item 4


12

Type of Reporting Person

            CO



*	Cruden Financial Services LLC
is the sole trustee of the AE Harris Trust, the owner of the securities.










  1

Name of Reporting Persons/I.R.S. Identification
Nos. of Above Persons

            AE Harris Trust


  2

Check the Appropriate Box if a Member of a Group

(a)
(b)  X


  3

SEC Use Only



  4

Citizenship or Place of Organization

            Nevada






Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
with

  5    Sole Voting Power

                297,280,548*

  6    Shared Voting Power

                -0-

  7    Sole Dispositive Power

                297,280,548*

  8    Shared Dispositive Power

                -0-






  9

Aggregate Amount Beneficially Owned by
Each Reporting Person

            297,280,548*


10

Check Box if the Aggregate Amount in Row (9)
Excludes Certain Shares

            Not Applicable


11

Percent of Class Represented by Amount in Row 9

            28.5% - See Item 4


12

Type of Reporting Person

            OO



*	The AE Harris Trust acts through
its trustee, Cruden Financial Services LLC.








  1

Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons

            K. Rupert Murdoch


  2

Check the Appropriate Box if a Member of a Group

(a)
(b)  X


  3

SEC Use Only



  4

Citizenship or Place of Organization

            United States of America






Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
with

  5    Sole Voting Power

                10,667,129

  6    Shared Voting Power

                297,280,548*

  7    Sole Dispositive Power

                10,667,129

  8    Shared Dispositive Power

                297,280,548*






 9

Aggregate Amount Beneficially Owned by
Each Reporting Person

            307,947,677


10

Check Box if the Aggregate Amount in Row (9)
Excludes Certain Shares

            Not Applicable


11

Percent of Class Represented by Amount in Row 9

            29.5% - See Item 4


12

Type of Reporting Person

            IN



*  	Represents Shares owned by the AE Harris
Trust which acts through its trustee, Cruden Financial Services
	LLC. See Item 4.



This statement relates to the beneficial ownership of securities of News Corporation
(the "Company" or "Issuer") by
AE Harris Trust (the "Harris Trust"),
Cruden Financial Services LLC (the trustee of the Harris Trust, "Cruden Financial Services"), and by K. Rupert Murdoch, and further amends the previously filed statements on Schedule
13G. This statement is being filed to reflect the dissolution of CFS 2 LLC, a former trustee of the Harris Trust and a previous reporting person hereunder, and to reflect that the Murdoch Interests Agreement dated October 7, 2004 has been terminated.













Item 1

(a).

Name of Issuer:

News Corporation











(b).

Address of Issuer's Principal Executive Offices:

1211 Avenue of the Americas
New York, NY 10036









Item 2

(a).

Name of Person Filing:

Cruden Financial Services LLC













AE Harris Trust













K. Rupert Murdoch







(b).

Address of Principal Office or, if none,
Residence:

Cruden Financial Services LLC
c/o McDonald Carano Wilson LLP
100 W. Liberty Street
10th Floor
Reno, NV
89501

AE Harris Trust
c/o McDonald Carano Wilson LLP
100 W. Liberty Street
10th Floor
Reno, NV
89501

K. Rupert Murdoch
1211 Avenue of the Americas
New York, New York 10036











(c).

Citizenship:

Cruden Financial Services LLC is formed
under the laws of Delaware.

AE Harris Trust is governed by the laws of Nevada.

Mr. Murdoch is a United States citizen.











(d).

Title of Class of Securities:

News Corporation Class B Common Stock
("Shares")











(e).

CUSIP Number:

65248E203





Item 3.

If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the
Person Filing is a:




Not Applicable.
















Item 4.

Ownership:

Cruden Financial Services LLC











(a)

Amount Beneficially Owned: 297,280,548











(b)

Percent of Class: 28.5% - See below











(c)

Number of Shares as to which such person has:














(i)

sole power to vote or to direct the vote: 297,280,548*














(ii)

shared power to vote or to direct the vote: 0














(iii)

sole power to dispose or to direct the disposition of: 297,280,548*














(iv)

shared power to dispose or to direct the disposition of: 0







* Cruden Financial Services LLC is the sole trustee of the AE Harris Trust, the owner of the securities.

Harris Trust











(a)

Amount Beneficially Owned: 297,280,548











(b)

Percent of Class: 28.5% - See below











(c)

Number of Shares as to which such person has:














(i)

sole power to vote or to direct the vote: 297,280,548*














(ii)

shared power to vote or to direct the vote: 0














(iii)

sole power to dispose or to direct the disposition of: 297,280,548*














(iv)

shared power to dispose or to direct the disposition of: 0







*     The Harris Trust acts through its trustee, Cruden Financial Services LLC.







K. Rupert Murdoch











(a)

Amount Beneficially Owned: 307,947,677












(b)
Percent of Class: 29.5% - See below












(c)
Number of Shares as to which such person has:















(i)
sole power to vote or to direct the vote: 10,667,129















(ii)
shared power to vote or to direct the vote: 297,280,548*















(iii)
sole power to dispose or to direct the disposition of: 10,667,129















(iv)
shared power to dispose or to direct the disposition of: 297,280,548*








* Represents Shares owned by the Harris Trust which acts through its trustee, Cruden
Financial Services LLC.





As of April 26, 2005, Cruden Financial Services was the beneficial owner of 297,280,548 Shares, constituting approximately 28.5% of the total number of outstanding Shares at such date. All of the 297,280,548
Shares
beneficially owned by Cruden Financial Services are also beneficially owned by the Harris Trust.
Cruden Financial
Services has the power to vote and to dispose or direct the vote and disposition of the Shares owned by the Harris
Trust. Cruden Financial Services,
the sole trustee
of the Harris Trust, is a Delaware
limited liability company with
eight directors, of which certain directors have been designated by K. Rupert Murdoch.

As of April 26, 2005, the Harris Trust
was the beneficial owner of 297,280,548 Shares, constituting approximately
28.5% of the total number of outstanding Shares at such date. The Harris Trust is a trust governed by Nevada law whose trustee is Cruden Financial Services. Cruden
Financial Services, as sole trustee, has the power to vote and to dispose or direct the vote and disposition of the Shares owned by the Harris Trust.

As of April 26, 2005, K. Rupert Murdoch was the beneficial owner of 307,947,677
Shares, constituting
approximately 29.5% of the total number of outstanding Shares at such date. Of the 307,947,677 Shares beneficially owned by K. Rupert Murdoch, 297,280,548 of such Shares are directly owned by the Harris Trust.
Cruden Financial
Services has the power to vote and
to dispose or
direct the vote and disposition of
the Shares owned by the Harris
Trust. As a result of Mr. Murdoch's ability to appoint certain members of the board of directors of Cruden Financial
Services, the corporate trustee of the Harris
Trust, Mr. Murdoch may be deemed the
beneficial owner of the Shares
beneficially owned by the Harris Trust. Mr.
Murdoch, however, disclaims any
beneficial ownership of such Shares.















Item 5.

Ownership of Five Percent or Less of a Class:

Not Applicable.






Item 6.

Ownership of More than Five Percent on
Behalf of Another Person:

Not Applicable.















Item 7.

Identification and Classification of the
Subsidiary which Acquired the Security Being
Reported on by the Parent Holding
Company or Control Person:

Not Applicable.




Item 8.

Identification and Classification of Members of the Group:

Not Applicable.








Item 9.

Notice of Dissolution of Group:

Not Applicable.








Item 10(a)

and (b). Certification:

Not Applicable.








SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2005




CRUDEN FINANCIAL SERVICES LLC


By:

/s/ Arthur M. Siskind



Name: Arthur M. Siskind


Title:   Managing Director


Dated: April 27, 2005




AE HARRIS TRUST


By:

/s/ Arthur M. Siskind



Cruden Financial Services LLC,
Trustee


Name: Arthur M. Siskind


Title:   Managing Director

Dated: April 27, 2005




Name:

*



K. Rupert Murdoch




*  By:

/s/ Arthur M. Siskind



Arthur M. Siskind


Attorney-in-Fact



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